SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: New NICE Sales Effectiveness Business Solution Helps Drive Revenues and Enhance Operational Efficiencies, Combines NICE Interaction Analytics with eglue`s Real-time Impact Capabilities, Dated August 3, 2010.

99.2 Press Release: Salt River Project Receives Prestigious Award for Transforming Customer Service and Improving Contact Center Efficiency with Solutions from NICE Systems, Dated August 4, 2010.

99.3 Press Release: NICE Leads North American Agent Performance Optimization Market, Ranks #1 in Market Share in Report by Top Industry Analyst Firm Frost & Sullivan, Dated August 12, 2010.

99.4 Press Release: NICE Recognized as a Leader in Worldwide Speech Analytics Market in New Report by Industry Analyst Firm Ovum, Dated August 18, 2010.

99.5 Press Release: NICE Advances its Open Situation Management Initiative, Enters Into Technology Cooperation with DVTel, Intelligent Video Security Solutions Provider, Dated August 31, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  September 7, 2010

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EXHIBIT INDEX

99.1 Press Release: New NICE Sales Effectiveness Business Solution Helps Drive Revenues and Enhance Operational Efficiencies, Combines NICE Interaction Analytics with eglue`s Real-time Impact Capabilities, Dated August 3, 2010.

99.2 Press Release: Salt River Project Receives Prestigious Award for Transforming Customer Service and Improving Contact Center Efficiency with Solutions from NICE Systems, Dated August 4, 2010.

99.3 Press Release: NICE Leads North American Agent Performance Optimization Market, Ranks #1 in Market Share in Report by Top Industry Analyst Firm Frost & Sullivan, Dated August 12, 2010.

99.4 Press Release: NICE Recognized as a Leader in Worldwide Speech Analytics Market in New Report by Industry Analyst Firm Ovum, Dated August 18, 2010.

99.5 Press Release: NICE Advances its Open Situation Management Initiative, Enters Into Technology Cooperation with DVTel, Intelligent Video Security Solutions Provider, Dated August 31, 2010.

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New NICE Sales Effectiveness Business Solution Helps Drive Revenues and Enhance Operational Efficiencies, Combines NICE Interaction Analytics with eglue`s Real-time Impact Capabilities

NICE SmartCenter`s cross-channel Interaction Analytics with next-best-action agent guidance and process automation from recently acquired eglue, together deliver real-time, personalized offers for higher service-to-sales conversion rates

Ra`anana, Israel, August 03, 2010, NICE Systems Ltd. (NASDAQ: NICE), the global provider of intent-based solutions that enable organizations to extract Insight from Interactions to drive performance, reduce risk, and ensure safety, today introduced the NICE Sales Effectiveness Business Solution. The new solution is based on the combined capabilities of NICE SmartCenter`s cross-channel Interaction Analytics and real-time next-best-action agent guidance and sales process automation from recently acquired eglue. The new business solution helps organizations optimize Customer Dynamics, maximizing the sales potential of their contact centers by significantly improving sales effectiveness, enabling real-time delivery of personalized sales offers and optimized handling of customer objections, resulting in higher service-to-sales conversion rates. Concurrently, the solution also minimizes call handle time enabling the agent to handle more calls per shift. The NICE Sales Effectiveness Business Solution is being demonstrated at SpeechTEK, at the NICE booth, # 604, in New York, at the Marriott Marquis, August 2-4, 2010.

Michael Maoz, Research Vice President, Distinguished Analyst at leading analyst and advisory firm, Gartner, commented, "Businesses have been attempting to evolve their contacts center from cost centers to revenue centers for over 15 years, largely without success. To earn the trust of the customer, the customer service agent needs the tools to leverage insights about customer intent. They require real-time inputs on what customers want and the agents have to know how they should communicate with the customer.  We are seeing this move away from unpredictable, even random, customer activity and towards a contact center that can serve as the core of the organization`s relationship with its most valuable asset: its customers. The key enabling technologies are real time analytics, process design tools, and contextual knowledge systems."

The NICE Sales Effectiveness Business Solution optimizes Customer Dynamics by leveraging NICE SmartCenter`s cross-channel Interaction Analytics to uncover customer insights from sales interactions -- whether by phone, chat or emails - on issues such as sales drivers and inhibitors, and best practices on sales objection handling. The solution also employs desktop analytics to discover process and agent inefficiencies during the sales call flow and post-call wrap-up activities. By leveraging these insights in real time, the solution prompts the agent with the right offer to the customer at the right time, based on the context of the call, thus guiding agents to increased sales conversion rates. In addition, the NICE solution enables agents to leverage more sales opportunities and handle more calls by making sales calls more efficient. This is achieved by automating the typically time-intensive data entry of sales and post-call information into the necessary operational desktop systems.

"We are very excited about our new NICE Sales Effectiveness Business Solution, which introduces a paradigm shift in how contact centers can benefit from a significant impact on sales success and drive revenue increase in organizations," said Udi Ziv, President of the NICE Enterprise Product Group. "We have already received very positive feedback from customers and prospects, as this is the first time that companies can apply customer related insights and predictive sales models - in real time - enabling them to realize sales opportunities that may exist in customer interactions."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems Galit.belkind@nice.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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Salt River Project Receives Prestigious Award for Transforming Customer Service and Improving Contact Center Efficiency with Solutions from NICE Systems

Company recognized for optimizing Customer Dynamics by using NICE Interaction Analytics, NICE Quality Monitoring, NICE IEX Workforce Management and NICE Customer Feedback

Tempe, AZ, August 04, 2010 - Salt River Project (SRP) the third-largest public power utility in the United States and the largest provider of water and power to the greater Phoenix metropolitan area, has received the 2010 Speech Industry Award from Speech Technology magazine for leadership and superior performance in the application of speech technologies. SRP received the award based on its implementation of advanced Customer Dynamics optimization solutions from NICE Systems, including NICE Interaction Analytics, NICE Quality Management, NICE IEX Workforce Management, and NICE Customer Feedback.

SRP implemented the NICE solutions when it opened its new contact center in 2009, to help address the growing needs of its nearly one million customers. By utilizing the advanced capabilities of the NICE solutions, SRP`s contact center management has improved agent behaviors for increased customer satisfaction, addressing the key business issues that impact call center effectiveness and efficiency, and better aligning the business with the strategic goals of the enterprise.

"This year, SRP was honored as the highest-ranked power company in customer satisfaction in the US West, according to a survey by JD Powers & Associates," said Mike Lowe, Customer Services Executive at SRP. "This is the 9th consecutive year we have received this honor and reflects the strategic importance we as a company place on ensuring customer satisfaction and is also the reason why we decided to go with NICE. The NICE business solutions and unique technological capabilities have given us the ability to dramatically increase both customer satisfaction and our contact center efficiency in delivering world-class customer service."

SRP won the Speech Technology magazine award for significantly increasing its ability to capture customer intent and understand why customers are calling, thus gaining insights into what is needed to improve customer experience, while delivering a quantifiable impact on the overall business. Among the results NICE solutions have helped SRP achieve are a 25 second reduction in average call handling time, increased agent productivity with a correlating six percent reduction in labor hours year over year, lowered operational expenses, decreased requests to escalate calls, and a decrease in caller dissatisfaction levels.

Speech Technology selected SRP as a winner in the "Implementation" category, a distinction awarded to end-user companies that have garnered impressive results from recent speech technology deployments including financial return, productivity gains, improved efficiencies and better customer service. Speech Industry Awards are determined by the editors of Speech Technology magazine with input from a range of speech industry experts.

"Speech Technology magazine`s industry awards are presented for accomplishments that truly stand out," says David Myron, editorial director of Speech Technology magazine.  "To be recognized, the recipients must have demonstrated real leadership, innovation and achievement."

According to Udi Ziv, President, Enterprise Product Group, NICE Systems, "SRP  is a perfect example of a NICE customer that has fully grasped and embraced the value of optimizing Customer Dynamics and all the possibilities that NICE - in particular Interaction Analytics - offers.  We are proud to have provided the tools that have supported SRP in achieving its vision of a customer-centric culture."

About Salt River Project
Salt River Project the largest provider of water and power to the greater Phoenix metropolitan area, serves more than 935,000 electric customers.

About NICE Systems
 NICE Systems (NASDAQ: NICE) is the leading provider of intent-based solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

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Salt River Project Media Contact

Jeff Lane           SRP         +1 602 236 2500

           jeff.lane@srpnet.com

NICE Media Contact, North America

Virginia Pellerin

NICE Systems virginia.pellerin@nice.com	+1 201 964 2682

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NICE Leads North American Agent Performance Optimization Market, Ranks #1 in Market Share in Report by Top Industry Analyst Firm Frost & Sullivan

New report shows NICE`s continued growth in market share, expanded footprint and further strengthening of   its ongoing #1 position

Ra`anana, Israel, August 12, 2010 - NICE Systems (NASDAQ: NICE), the global provider of intent-based solutions that enable organizations to extract Insight from Interactions to drive performance, reduce risk, and ensure safety, today announced that NICE is the number one industry player in the North American market by revenue, according to the 2010 North American Agent Performance Optimization (APO) Markets report by leading industry analyst firm, Frost & Sullivan.  According to the recent report NICE increased its market share, coming in at the #1 position. The APO market is defined by Frost & Sullivan as comprising the key segments of quality management, which includes contact center analytics, and workforce management. The findings of the report are based on full-year 2009 performance.

Keith Dawson, principal analyst at Frost & Sullivan said, "The NICE offering supports the entire agent-management environment and beyond by addressing key enterprise business issues as well. The advanced capabilities of the umbrella offering, NICE SmartCenter, enables organizations to optimize Customer Dynamics, that is - capturing customer and business intent, analyzing, and driving the best way for contact centers to respond and make a significant and positive impact on the performance of agents, the contact center, and the enterprise."

In addition to presenting the benefits the core components of NICE SmartCenter, including interaction recording, quality management, workforce management, and performance management, the report by Frost & Sullivan noted NICE`s continued work as a leading developer of analytics applications for improving contact center and enterprise performance.

"NICE has been adept at focusing analytics applications on specific business problems, and offering them to the marketplace as packaged, targeted applications for issues such as improving first call resolution, fighting customer churn, reducing average handle time, or improving sales effectiveness. In this way, the benefits of analytics become clearer to users beyond its traditional role as an add-on to call recording and quality monitoring. The customer sees the ROI and the benefits, but not the underlying complexity that can make analytics seem daunting to deploy," Dawson added.

Also noted in the report is the NICE IEX Workforce Management (WFM) solution for providing a comprehensive forecasting, scheduling and change management solution. The report remarks on how the NICE IEX WFM solution uses patented algorithms for forecast accuracy, and has a multiskill simulation approach that stands out in the market. The NICE IEX WFM multi-site capabilities are also presented as unique, for having been designed from the beginning to handle highly complex scheduling environments.

"We are pleased about the results of the new Frost & Sullivan report, further illustrating our number one market position in the significant North American region, which continues to strengthen year over year," said Udi Ziv, President of the Enterprise Product Group at NICE. "These results also represent our growing leadership in the key segments that are relevant and important to our customers and prospects. They also reflect the strategic value add we bring in providing solutions for optimizing Customer Dynamics, whereby our customers can raise the bar on improving agent performance in ensuring customer satisfaction and loyalty, ensuring regulatory compliance, and enhancing improving operational efficiency."

NICE solutions for Agent Performance Optimization are driven by real-time, cross-channel analytics, enabling organizations to optimize Customer Dynamics and improve agent performance in the contact center, for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations.

About Frost & Sullivan

Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best-in-class positions in growth, innovation and leadership. The company`s Growth Partnership Service provides the CEO and the CEO`s Growth Team with disciplined research and best-practice models to drive the generation, evaluation, and implementation of powerful growth strategies. Frost & Sullivan leverages over 45 years of experience in partnering with Global 1000 companies, emerging businesses and the investment community from 40 offices on six continents. To join our Growth Partnership, please visit http://www.frost.com.

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About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messr Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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NICE Recognized as a Leader in Worldwide Speech Analytics Market in New Report by Industry Analyst Firm Ovum

NICE recommended for customers` shortlist; and is recognized for technology excellence, market impact, and end user sentiment

Ra`anana, Israel, August 18, 2010 - NICE Systems (NASDAQ: NICE), the global provider of intent-based solutions that enable organizations to extract Insight from Interactions to drive performance, reduce risk, and ensure safety, today announced that leading industry analyst firm Ovum, recognized NICE`s worldwide leadership position in its 2010 contact center analytics market report "Decision Matrix: Selecting a Speech Analytics Vendor." The NICE Interaction Analytics offering includes cross-channel analytics capabilities which are the core of NICE`s packaged business solutions. The NICE offering was recognized for market leadership as based on technology assessment, end-user sentiment, and market impact.

In the report NICE achieved the highest overall score in key technology assessment categories, including solution breadth and depth, strategy, maturity, packaged solutions, and integration with third party systems. This is noted as showing that NICE provides a comprehensive contact center analytics solution with consistent technical excellence. NICE also received the highest score for recognition by customers, and was rated highly for product quality, features and functionality.

Aphrodite Brinsmead, Analyst, Customer Interaction Technologies, Ovum, commented, "NICE`s continued strength in the WOTs (Workforce Optimization Technologies) market makes it a leader for speech analytics; it has a large customer base, a successful go-to market strategy, and continues to provide a strong technology, both through development and acquisitions. NICE`s solution is unique in that it does not view speech analytics as an independent tool and believes its true value comes when integrated tightly with the rest of the WOTs stack. Based on these parameters, among others, NICE received high scores in each area of the Decision Matrix, and as a result Ovum has placed it in the Shortlist category."

According to the comprehensive analysis, NICE`s focus on multi-channel and cross-channel analytics provides customers with the capability to take real-time action based on insight from different contact channels. Ovum believes this to be a positive move. The report notes that NICE`s solution is unique in that its customers have the ability to discover ways in which a customer has contacted the organization and whether their query was successful, for example to track first contact resolution. Furthermore, according to the report NICE`s focus on multi-channel and cross-channel analytics, bolstered with eglue`s real-time decisioning engine, is unique and compelling.

Udi Ziv, Enterprise Product Group at NICE, commented, "We are pleased about this further recognition of our market leadership. NICE is unique in combining a broad variety of advanced interaction analytics technologies that are performed on all kinds of interactions, whether occurring by phone, email, chat or other - uncovering customer intent, and delivering insights for real-time impact. The true differentiator for any organization is the ability to optimize Customer Dynamics for a streamlined, high-performing business, and we are proud to lead the market and provide the business solutions that enable such success."

About Ovum

Ovum provides clients with independent and objective analysis that enables them to make better business and technology decisions. Our research draws upon over 400,000 interviews a year with business and technology, telecoms and sourcing decision-makers, giving Ovum and our clients unparalleled insight not only into business requirements but also the technology that organizations must support. Ovum is part of the Datamonitor group.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

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Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messr Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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NICE Advances its Open Situation Management Initiative, Enters Into Technology Cooperation with DVTel, Intelligent Video Security Solutions Provider

Initiative is part of NICE`s strategy to provide customers, integrators and partners an easy, seamless and cost efficient interface to integrate any video system with its open situation management solution

Ra`anana, Israel, August 31, 2010 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of intent-based solutions that enable enterprises and security organizations to extract Insight from Interactions, transactions and surveillance to drive business performance, reduce risk and ensure safety, today announced that it is continuing to advance its Open Situation Management initiative for multi-sensor security deployments. As part of the initiative, NICE Situator will be interoperable with the latest version of DVTel`s Latitude NVMS video management system.

NICE Situator already has over 150 gateways to different security and safety systems, including video surveillance, communication devices, access control, intrusion sensors, fire and safety, geo-location, building management, web feeds, and data bases. Combined with DVTel`s Latitude NVMS, NICE Situator can further enable organizations to employ a broad number of video surveillance technologies as a single, tightly integrated situational awareness solution. Events and behaviors that can be communicated between NICE Situator and DVTel`s Latitude NVMS  include viewing of live and recorded video, enhanced with metadata; integrated geographical information system (GIS) and video solution (geographical orientation-related events); video-related alarms to trigger a NICE Situator response; and zone management, among others.

The combined DVTel Latitude NVMS and NICE Situator solution is installed at high-end government security facilities and sporting/gaming events.

"We are excited about cooperating with NICE on an interoperable, open solution," said Eli Gorovici, President and CEO of DVTel. "The combination of our capabilities enables security focused organizations to benefit from DVTel`s cutting-edge IP video management and video analytic solutions, along with NICE Situator`s innovative capabilities for correlating data from diverse security, safety and operational systems.  This is a great example of how DVTel`s rich and flexible API set supports our mission work in various situations with many 3rd party solutions."

"The cooperation between NICE and DVTel reflects our commitment to the market to continue to ensure the interoperability of NICE Situator with leading security, safety and management solutions," said Israel Livnat, President, NICE Security Group. "By actively promoting the adoption of standards industry-wide NICE enables security organizations and system integrators to choose the components of a security solution that best meet their safety and security goals."

NICE Situator is a situation management software platform that addresses the security operations needs of seaports, airports, public transport, railways, city centers, military organizations, and enterprises. It enables automatic situation planning, response and analysis in real time, as well as thorough post-incident reviews and investigations. NICE Situator integrates with a wide array of sensors and security systems, analyzing and correlating information to help organizations connect the dots and improve situational awareness, incident response and decision-making. NICE Situator's generic gateways and open architecture make it possible to integrate with virtually any existing or future security device, system, or data source. With NICE Situator, organizations can fuse many different types of security devices and systems into a unified platform, including access control, video systems, perimeter intrusion sensors, location tracking (RFID, GPS), panic buttons, environmental sensors, communication devices, and much more.

DVTel`s Latitude NVMS`s (Network Video Management System) open architecture was designed on the latest ..NET development platform and operates on Microsoft Windows-based operating systems.  It is the first enterprise-class solution to offer digital end-to-end monitoring and recording of video, audio, and alarms for surveillance and security applications, plus much more.  Latitude NVMS gives you all the tools you need to view, capture, record, analyze, report, and store high quality video and audio-anytime, anywhere.  The Latitude NVMS is designed to effectively integrate with existing access control and CCTV equipment including analog matrices, keyboards, and cameras to leverage and protect legacy infrastructure and equipment investment.

About DVTel

DVTel`s unified intelligent Security Operations Center (iSOC) combines the Latitude Network Video Management System (NVMS), ioimage intelligent video analytics, and advanced applications to create a rich integration platform that offers a single, highly intuitive graphical user interface.  DVTel`s iSOC is the only open standards, IP-based security management center that unifies all video, audio, data, access control, trend analysis and alarm management functionality into one enterprise physical security center.  DVTel offers a complete line of security level IP cameras and encoders and is integrated with hundreds of cameras from multiple manufacturers.

DVTel`s unified solutions leverage existing network infrastructure while providing unmatched levels of flexibility, scalability, and cost-effectiveness-all backed by superior customer support.  DVTel is the solution of choice worldwide for mission critical and enterprise level installations and these systems are found in thousands of installations around the globe.  For more information, go to www.dvtel.com.  To follow on Twitter - go to twitter.com/DVTel_Inc.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

DVTel, Inc.

Kim Robbins          +1 201 708 9820

krobbins@dvtel.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/NICETrademarks.html.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company`s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company`s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

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